Ark Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

1 August 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N. Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE JULY 7, 2005**
1.1	Form 288c - Change of Particulars for Director or Secretary in respect of Peter Keen dated July 7, 2005
1.2	Form 288c - Change of Particulars for Director or Secretary in respect of Wolfgang Plischke dated July 7, 2005
1.3	Form 88(2) - Return of Allotment of Shares dated July 11, 2005
1.4	Form 88(2) - Return of Allotment of Shares dated July 13, 2005
1.5	Form 88(2) - Return of Allotment of Shares dated July 20, 2005
1.6	Form 88(2) - Return of Allotment of Shares dated July 20, 2005
1.7	Form 288a - Appointment of Directory or Secretary in respect of Bruce Carter dated July 21, 2005
1.8	Form 88(2) - Return of Allotment of Shares dated July 29, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE JULY 7, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated July 21, 2005 regarding Research Update
2.1.2	Announcement dated July 25, 2005 regarding Interest in Shares
2.1.3	Announcement dated July 28, 2005 regarding Notice of Results
2.1.4	Announcement dated July 29, 2005 regarding Holding(s) in Company
3.	**PRESS RELEASES SINCE JULY 7, 2005**
3.1	Press release dated July 21, 2005 regarding Research Update (see 2.1.1 above)
3.2	Press release dated July 28, 2005 regarding Notice of Results (see 2.1.4 above)

82-34804

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year) 10 06 2005

Name *Style / Title | *Honours etc

Forename(s) Peter

Surname Keen

† Date of Birth (Day Month Year) 27 08 1957

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)* 79 New Cavendish Street

Post town London

County / Region | Postcode W1W 6XB

Country UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed N.J.C. Plummer **Date** 7/7/05

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

82-34804

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 10 Month 06 Year 2005

Name *Style / Title: *Honours etc:

Forename(s): Wolfgang

Surname: Plischke

† Date of Birth — Day 15 Month 09 Year 1951

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town: London

County / Region:

Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed N R C Plummer **Date** 07/07/2005

(** ~~director~~ / secretary / a~~dministrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

82-34804

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	07	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5000	3750	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	69p	74p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

82-34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 8,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11.7.05

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London

82-34804

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4313987
Company name in full	ARK THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	07	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	69p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

82-34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	25,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed M B Williams **Date** 13/7/05

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

82-34804

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	07	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	40000	88634	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	69p	74p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

82-34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	78,000
Name: ALAN BOYD	Class of shares allotted	Number allotted
Address: LONGMYND, 16 TORKINGTON ROAD, WILMSLOW, CHESHIRE UK Postcode SK9 2AE	ORDINARY	50,634
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.R.C.Plummer Date 20/07/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

82-34804

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	07	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	35000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	69p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

82-34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	35,000
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.R.C. Plummer Date 20/07/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Companies House

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

	Day	Month	Year
Date of appointment	07	07	2005
†Date of Birth	14	06	1943

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Dr *Honours etc:

Forename(s): Bruce

Surname: Carter

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 79 New Cavendish Street

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: London Postcode: W1W 6XB

County / Region: Country: UK

†Nationality: Dual: American/British †Business occupation: CEO

†Other directorships (additional space overleaf):

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] **Date** 18 July 05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed N R Plummer. **Date** 21 July 2005

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc,
79 New Cavendish Street, London W1W 6XB
Tel 0207 388 7722
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 4313987

† Directors only.

†Other directorships

EPIGENOMICS AG - (GERMANY)

RENOVIS, INC (USA)

ZYMOGENETICS, INC (USA)

NO BRITISH COMPANIES

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 1	0 7	2 0 0 5			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5000	8500	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	50p	60.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 13,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N Plummer **Date** 29/07/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 21-Jul-05
Number	1309P

Trinam® Successfully Completes First Stage of Phase II Study

Preliminary data to be presented at ACS in October 2005 – Abstract awarded "Exceptional Merit"

London, UK, 21 July 2005: Ark Therapeutics Group plc ("Ark" and the "Company"), the emerging healthcare group, today announces that it has completed patient enrolment for the low dose arm of its Phase II study for Trinam® (EG004) and has received approval to move to the higher dose. Trinam® is Ark's novel therapy to prevent blood vessels blocking (intimal hyperplasia) after vascular graft access surgery in kidney failure patients.

The preliminary results of the first stage will be presented at the annual meeting of the American College of Surgeons (ACS) in San Francisco, October 16 - 20 2005. The abstract is one of twelve selected from the 309 abstracts initially submitted to have been awarded "Exceptional Merit", and one of only two in the vascular category.

The Phase II study in up to 20 patients, is taking place at three centres in the USA and is an open label ascending dose study, designed to examine the effects and safety of Trinam® in intimal hyperplasia prevention compared with standard care. Six patients were entered into the low dose stage and following review of the data, the company has been given clearance by the Data Safety Monitoring Board to proceed to the higher dose. The FDA has also given notification that six patients are adequate for the low dose stage. Earlier Phase I and pre-clinical studies with Trinam® have respectively demonstrated the first ever successful adventitial (from outside the blood vessel) gene transfer in humans and a significant effect in preventing intimal hyperplasia.

Trinam® is a combination of a Vascular Endothelial Growth Factor (VEGF) gene in an adenoviral vector and Ark's biodegradable collagen collar local delivery device (EG001). Trinam® is placed by the surgeon, at the end of surgery, around the join of the access graft and the vein, where blockages usually occur. The initial target market for Trinam® is haemodialysis graft access surgery, a treatment for kidney failure patients in which a plastic tube is grafted between blood vessels in the forearm to enable regular blood filtration. In the US and EU there are an estimated 150,000 cases a year where Trinam® might be used. Trinam® has been granted Orphan Drug Status by both the FDA and EMEA.

Dr Jeff Lawson, Principal Investigator, Duke University Medical Centre, commented: "We are through the first learning curve in using this novel product and the results to date look very interesting. If Trinam® is proven to help prolong the patency of haemodialysis access grafts, it would significantly improve the quality of life for these very sick and difficult to manage patients."

Dr Nigel Parker, CEO of Ark, commented: "We are pleased to have achieved this first trial milestone for Trinam® and we will now press on and enrol the second stage of the study. We look forward to presenting the data at the ACS meeting and are encouraged that the Phase I and main preclinical and bio-distribution studies were also accepted for presentation."

For further information, please contact:

Ark Therapeutics Group plc 020 7388 7722
Dr Nigel Parker, CEO

Financial Dynamics 020 7831 3113
David Yates / Lucy Briggs

Notes to editors
Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Interest in Shares
Released	17:28 25-Jul-05
Number	2877P

Ark Therapeutics Group plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

London, UK, 25 July 2005: Ark Therapeutics Group plc (the "Company") was informed on 22 July 2005 by Merlin Equity Limited ("MEL") that MEL had, on 21 July 2005, disposed of 4,000,010 ordinary shares of 1 pence each in the Company ("Ordinary Shares"), representing approximately 3.14 per cent of the shares currently in issue. MEL has informed the Company that its holding of Ordinary Shares following this disposal now amounts to 62,984 Ordinary Shares, representing approximately 0.05 per cent. of the shares currently in issue, which does not represent a notifiable interest in Ark.

Enquiries:

Ark Therapeutics Group plc Nick Plummer, Company Secretary	020 7388 7722

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Notice of Results
Released	15:48 28-Jul-05
Number	4465P

Ark Therapeutics Group plc

Notification of Interim Results

London, 28 July 2005: Ark Therapeutics Group plc, the specialist healthcare group, will be announcing its interim results for the six months ended 30 June 2005 on Wednesday, 31 August 2005.

For further information:

Financial Dynamics **020 7831 3113**
David Yates / Lucy Briggs

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	18:00 29-Jul-05
Number	5209P

Ark Therapeutics Group plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

London, UK, 29 July 2005: Ark Therapeutics Group plc (the "Company") was informed today by Calivet Limited ("Calivet") that Calivet had, on 21 July 2005, acquired 4,000,010 ordinary shares of 1 pence each in the Company, representing approximately 3.14 per cent of the shares currently in issue. Calivet has informed the Company that these are the only shares it holds in the Company.

Enquiries:

Ark Therapeutics Group plc **020 7388 7722**
Nick Plummer, Company Secretary

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